UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   May 11, 2006                        /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         May 11, 2006

3.       PRESS RELEASE

         The press release was released on May 11, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         May 12, 2006.

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 11, 2006

              ROCHESTER COMMENCES TRADING ON FRANKFURT EXCHANGE AND RAISES AN ADDITIONAL $1.7 MILLION FROM EXERCISE OF WARRANTS

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV:  RCT AND OTCBB:  RCTFF):
Douglas F. Good, President, is pleased to announce that the Company's shares have commenced trading on the Frankfurt Stock Exchange Open Market (Freiverkehr) under the trading symbol "R5I", German Securities Number "A0F67V". This listing will allow the Company to more effectively attract European institutional and individual investors.

The Frankfurt Stock Exchange is one of the most respected exchanges in Europe. It is owned and operated by Deutsche Borse, which also owns the European futures exchange, Eurex, and the clearing company, Clearstream. The Frankfurt Stock Exchange executes over 90 percent of transactions in the German market and represents a substantial share of the European market.

On February 12, 2006 the Company announced that it had concluded an Investors Relations Agreement with Accent Marketing Limited ("Accent") to act as the company's strategic investor relations consultant in Europe. The Agreement, which was accepted for filing by the TSX Venture Exchange on May 4, 2006, will assist management with introductions to the European financial media and brokerage community with specific emphasis on Germany. Accent is a full service European investor relations company advising and assisting clients in all facets of investor relations with offices in England and Frankfurt, Germany.

The Company is also pleased to announce that it has received gross proceeds of $1,729,250 from the exercise of 2,695,00 warrants which expired on May 7, 2006. This increases the total equity capital raised in 2006 to approximately $5 million and places the Company in an excellent position to fund all three phases of its previously announced 2006 development program, including the construction of a 250-300/day conventional milling operation.


ON BEHALF OF THE BOARD

/s/ DOUGLAS GOOD                                   INVESTOR INFORMATION CONTACT:
Douglas Good, President & CEO                               Douglas Good
                                                         Tel: (604) 484-6614

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.